

# Akiva Resnikoff

Founder and CEO, The Cookie Department

Portland, Oregon

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**The Cookie Department, Inc.**

**Laney College**

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500+ connections

In 2009 in his mothers' kitchen, Akiva Resnikoff launched his functional cookie passion project, which would later become The Cookie Department. With a certificate in pastry arts, a background in sales and promotions within the functional beverage industry, a full-time business development role at an a...

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## Experience

**Founder, CEO**
The Cookie Department, Inc.
Jan 2009 – Present · 9 yrs 8 mos
Greater Los Angeles Area

**Founder, CEO**
The Cookie Department LLC
Sep 2009 – Dec 2011 · 2 yrs 4 mos
Berkeley, Ca
The term "Fully Functional" derives from the functional foods industry. Each cookie that we produce has a unique twist of functionality.

We start with classic cookie formulations and fortify them with innovative ingredien... See more

◻️ Kickstarter Campaign (2011) T...

**Sales Manager**
Metropolis Baking Company
Jan 2009 – Dec 2010 · 2 yrs
Berkeley, Ca
Worked as the sales manager for Metropolis Baking Company, an artisan and handcrafted bread company in Berkeley, Ca. Main focus was food service within the restaurant industry from fine dining to quick serve. Also managed the grocery segment as well corporate catering.

**Northern Ca Sales Director**
Cuba Beverage Company
Jun 2008 – Dec 2008 · 7 mos
Northern California Territory

Launched beverage sales in Northern California and headed up all marketing and promotional programs related to product line.


**Viso Beverage Company**

### Regional Sales Manager
Viso Beverage Company

Jan 2006 – 2008  · 2 yrs

Northern California Territory

Played a key management role in the launching of this drink in the state of California. Managed promotional teams for Northern California, introduced all lines into distribution channels. Handled all regional marketing and sales for Northern California.

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## Education


**Laney College**

### Laney College
Culinary, Baking and Pastry Arts/Baker/Pastry Chef

## Skills & Endorsements

**Food** · 74

 Endorsed by **Marcelo Miranda, who is highly skilled at this**

**Product Development** · 61

 Endorsed by **Rabbi Zachary Goldman, who is highly skilled at this**

**Marketing** · 58

 Endorsed by **Rabbi Yehuda Goldman and 2 others who are highly skilled at this**

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## Recommendations

Received (0)          **Given (2)**


**Dave Labowitz**

### Dave Labowitz
4x Startup Veteran; Business & Leadership Coach; Speaker; Angel Investor; Real Estate Investor

July 18, 2018, Akiva was a client of Dave's

Dave Labowitz is everything one could expect from a coach and much more. He brings to the table a wealth of expertise through his vast knowledge of business, emotional intelligence, and spiritual connection. As a self-taught CEO, I felt that I could only go so far. Dave has helped me to realize the true potential of my strengths and leadership abilities to take my business to the next level. Dave has coached me through tough conversations with my employees and investors, has helped me by offering feedback on complex financial models, and has been a great sounding board for when times just get tough. Working with Dave has been a great investment and I'd recommend him to anyone.


**Bob Alonzi**

### Bob Alonzi
Certified Advanced Rolfer

February 17, 2018, Akiva was a client of Bob's

Bob is truly a miracle worker! His approach is gentle, safe and mindful. I was injured years ago falling down a flight of stairs. I thought my back would never be the same. I always fought with yearly flare ups. Since working with Bob, I have less flare ups and he's given me exercises that I can implement to ease the the pain when they do come up. I would highly recommend his Rolfing services to anyone who has chronic pain. Its well worth the visit.



